Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

5 November 2015

PRIMA BIOMED WILL PRESENT AT THE ICI EUROPE MEETING IN GERMANY,

NOVEMBER 16-18, 2015

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) today announced that Dr. Frédéric Triebel, Chief Scientific and Medical Officer, will be presenting at the forthcoming Immune Checkpoint Inhibitors Europe meeting (ICI Europe), to be held at Bad Homburg in Germany from 16 to 18 November.

ICI Europe, focused exclusively on checkpoint modulators, will see experts from a variety of established and emerging pharma companies discussing matters such as clinically relevant biomarkers and preclinical models in immune-oncology, as well as combination strategies for clinical development. Dr. Triebel’s presentation will take place during a segment looking at the discovery of novel immune checkpoint pathways and will discuss LAG-3 as a ‘next generation’ checkpoint. In his presentation Dr. Triebel will show some of the pre-clinical data generated for Prima’s lead compound, IMP321, a first-in-class Antigen Presenting Cell-Activator, as well as the Phase IIa data in metastatic breast cancer in conjunction with paclitaxel.

Event: Immune Checkpoint Inhibitors Europe

Date: Wednesday 18 November 2015

Time: 2:15 p.m. (Central European Time)

Location: Maritim Hotel, Bad Homburg, Hesse, Germany

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of various types of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is a first-in-class Antigen Presenting Cell (APC) activator which has completed early Phase II trials. As an APC activator IMP321 boosts the network of dendritic cells in the body that can respond to tumour antigens for a better anti-tumour CD8 T cell response. A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889

Prima BioMed is listed on the Australian Stock Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

The presentation slides for this event will be made available for downloading from Prima’s website closer to the date of the event.

For further information please contact:

Prima BioMed Ltd:

Stuart Roberts

+61 (0) 447 247 909; stuart.roberts@primabiomed.com.au

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (0) 422 534 755; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889